DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006164

January 16, 2004

Margaret M. Foran
Vice President – Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-16-2004

Re: Pfizer Inc.
Incoming letter dated December 17, 2003

Dear Ms. Foran:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to Pfizer by Nick Rossi. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Pfizer Inc. (PFE)
Response to No Action Request
Nick Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

2] The company fails to note that the submittal letter said. "Please direct all future communication to Mr. Chevedden." Yet the company tellingly provides no verification that it notified the undersigned that ownership verification was requested. The company had 2 months (from October 17, 2003 to December 17, 2003) to request ownership verification from the undersigned and failed. I do not believe the company can ignore the instructions in the submittal letter. When the company chose to ignore the instructions in the submittal letter it should at least have informed Mr. Rossi. The company clearly did not notify Mr. Rossi that it was ignoring instructions in the submittal letter.

The submittal letter for the revised proposal gave the same instructions to contact the undersigned. The text was unequivocal. It did not say either/or.

Additionally rule 14a-8 allows the company 14 days to notify the shareholder party of any issue with ownership. This 14-days period expired and rule 14a-8 does not say that the company has a second chance to meet this requirement. The company's own quote from rule 14a-8 addresses this point, "but only if the company timely notifies the proponent of the problem."

The probability is high that if the submittal letter said this proposal was for the 2003 annual meeting that the company would demand that the letter be followed and thereby exclude the proposal for 2004. In a similar manner the instructions in the shareholder letter should be followed.

If the company had timely notified the undersigned the proper information would have been delivered to the company. The company now has no issue now with the holdings of Katrina Wubbolding, with Nick Rossi as custodian.

The company admission that it did not become aware of the stock ownership verification issue until December 16, 2003 does not support any assumption of diligence on the part of the company.

Contrary to the company insistence allowing a non-binding vote would have no impact on the board "exercising its fiduciary duty."

4] The company "Policy on Poison Pill" has a blatant loophole, "this policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill." The shareholder proposal calls for a shareholder vote if total policy termination is planned.

The company "Policy" completely fails to address a key part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the proposal is subject to manipulation at the expense of shareholders.

Under the text of the policy it appears that the policy could be "repealed" before the company 2004 annual meeting "without prior public notice."

5] Written into this policy is an annual review which could be the segue to repealing the policy in less than a year: "The Corporate Governance Committee will review this policy ... on an annual basis and report to the Board any recommendations it may have concerning the policy."

Contrary to the company argument there is no text in the shareholder proposal stating that the complete proposal is intended to be in effect for one-year.

6] A non-binding shareholder vote does not interfere with the board's ability to exercise its fiduciary duty: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." The text "submitted to a shareholder vote" is clearly non-binding.

The company presents lengthy moot arguments on non-interference with the board's ability to exercise its fiduciary duty when the board can already ignore the non-binding vote which the proposal calls for. The company would first need to establish that a non-binding vote interferes with the board's ability. The company failed to do so.

8] Contrary to the company claim the company has not shown how the board would purportedly "delegate its duties of managing the corporate enterprise" by allowing a non-binding shareholder vote.

The company claims that if a vote were called there could be a delay that could interfere with fiduciary duty. However the company fails in the necessity to establish that according to this shareholder proposal a vote would be mandatory before a pill was adopted.

The company failed to note that the AutoNation proposal did not have the text: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election."

Not licensed to practice in Delaware

The company letter on page 9 regarding "an opinion of counsel with respect to Delaware law" fails to repeat the statement on page 2: "I am not licensed to practice in the State of Delaware."

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Nick Rossi
Henry McKinnell

Nick Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED
OCT 17 2003
DR. HENRY McKINNELL

Mr. Henry McKinnell
Chairman
Pfizer Inc. (PFE)
235 East 42nd Street
New York, NY 10017
PH: 212-573-2323
FX: 212-573-7851

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi

Oct 7-03

cc: Charles Hardwick
Corporate Affairs

Nick Rossi
P.O. Box 249
Boonville, CA 95415

NOV 11 2003

Mr. Henry McKinnell
Chairman
Pfizer Inc. (PFE)
235 East 42nd Street
New York, NY 10017
PH: 212-573-2323
FX: 212-573-7851

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: Charles Hardwick
Corporate Affairs

The attached shareholder proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 7, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

December 17, 2003

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Nick Rossi,*
Represented by Mr. John Chevedden
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company"), to omit from its proxy statement and form of proxy for Pfizer's 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal (the "Proposal") received from Mr. Nick Rossi (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

The Proposal requests that Pfizer's Board of Directors (the "Board"): (1) submit the adoption, maintenance or extension of any poison pill to a shareholder vote; and (2) once adopted, submit any removal or dilution of this policy to a shareholder vote at the earliest possible shareholder election.[1] *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent and Mr. Chevedden, informing them of Pfizer's intention to exclude the Proposal from the 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 6, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not less than 80 days before the Company files its definitive 2004 Proxy Materials with the Securities and Exchange Commission. I am licensed to practice law in the States of

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1 As noted in Exhibit A, the Proponent sent in two proposals, and we are assuming that the proposal dated November 7 is intended to supercede the language of the first proposal.

with the Securities and Exchange Commission. I am licensed to practice law in the States of New York and Pennsylvania. While I am not licensed to practice law in the State of Delaware, I am generally familiar with the Delaware General Corporation Law ("DGCL"), and to the extent that the reasons supporting the omission of the Proposal are based on matters of law, this letter also constitutes an opinion of counsel.

We believe that the Proposal may be properly excluded from the 2004 Proxy Materials pursuant to the following rules:

- Rule 14a-8(b) and rule 14a-8(f), because the Proponent did not provide the requisite proof of continuous stock ownership in response to Pfizer's request for that information; and

- Rule 14a-8(i)(10), on the basis that Pfizer has already substantially implemented the Proposal.

I respectfully request that the Staff concur in my view that the Proposal is excludable on either or both of these bases.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company believes that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Proponent does not appear on the records of Pfizer's stock transfer agent as a stockholder of record. In addition, the Proponent did not include evidence demonstrating that he satisfied Rule 14a-8(b) with his letters received by Pfizer on October 17, 2003 and November 11, 2003, respectively, accompanying his Proposal.[2] *See* Exhibit A. Accordingly, in a letter dated October 29, 2002, which was sent within 14 days of Pfizer's receipt of the first version of the Proposal, Pfizer informed the Proponent and Mr. Chevedden of the requirements of Rule 14a-8(b), and indicated that the Proponent's response

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[2] While the language of the proposal is slightly modified, the language in the cover letters relating to ownership is the same. In each case, the only mention of ownership is the statement that "Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting.

Specifically, Pfizer stated "please provide us with proof of your ownership of Pfizer common stock, including verification that, at the time you submitted your proposal, you continuously held for at least one year at least $2,000 in market value of Pfizer's common stock" *See* Exhibit B. Pfizer's October 29, 2003 letter was sent to the Proponent via U.S. Postal Service Express Mail Delivery. Pfizer has confirmation from USPS that the Proponent received the letter on October 31, 2003. Pfizer never received a response from either Mr. Rossi or Mr. Chevedden to its letter.

After receiving no response from either the Proponent or Mr. Chevedden, Ms. Kathy Ulrich, Pfizer's Corporate Counsel and Assistant Secretary, called Mr. Chevedden on December 16, 2003, to inquire about the Proponent's ownership position. Mr. Chevedden replied that the Proponent did not own any shares of Pfizer common stock, but was submitting the proposal as custodian for Katrina Wubbolding. However, as is evident from the Proposal, it has clearly been submitted by the Proponent on his own behalf; Ms. Wubbolding's name does not appear on either the original or revised proposal sent to Pfizer by the Proponent. Consequently, it appears from the conversation with Mr. Chevedden and the lack of response to Pfizer's October 29, 2003 letter that the Proponent is not a beneficial owner of any Pfizer common stock, and consequently pursuant to Rule 14a-8(b)(1) is ineligible to submit a proposal for inclusion in the 2004 Proxy Materials.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Pfizer satisfied its obligation under Rule 14a-8 through its October 29, 2003 letter to the Proponent, which clearly stated the ownership requirements of Rule 14a-8(b)(1), and that the Proponent's response had to be postmarked within 14 days after his receipt of Pfizer's letter. In addition, the Proponent's representative Mr. Chevedden has admitted that the Proponent does not own any Pfizer common stock.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of his eligibility under Rules 14a-8(b) and (f)(1). *See, e.g., Telular Corp.* (avail. Dec. 5, 2003); *Lucent Technologies* (avail. Nov. 26, 2003); *Cap Rock Energy Corp.* (Aug. 4, 2003). In addition, the Staff has in the past allowed exclusion of a stockholder proposal due in part the admission of the proponent. *TRW, Inc.* (avail. Jan. 24, 2001).[3] Accordingly, I believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Pfizer has adopted a policy regarding poison pills.

The Proposal requests that the Board: (1) submit the adoption, maintenance or extension of any poison pill (also known as a "rights agreement") to a shareholder vote; and (2) once adopted, submit any removal or dilution of this policy to a shareholder vote at the earliest possible shareholder election. As noted in more detail below, Pfizer has amended its current rights agreement so that it will expire on December 31, 2003, and also has adopted a policy regarding poison pills that substantially implements the Proposal.

The Board announced on October 30, 2003, that it had approved an amendment to Pfizer's current Rights Agreement (the "Rights Agreement") to provide that the Rights Agreement would expire on December 31, 2003. In the announcement, Pfizer noted "Shareholder groups support the elimination of 'poison pill' provisions as consistent with corporate governance 'best practice', an area in which Pfizer is recognized for its leadership and advocacy." Pfizer takes its commitment to good corporate governance seriously.

In connection with amending the Rights Agreement, the Board also adopted the following policy (the "Policy"):

POLICY ON POISON PILL

> The Board amended its Rights Agreement ("Poison Pill") so that the Poison Pill expires on December 31, 2003.
>
> The Board has adopted a statement of policy that it shall seek and obtain stockholder approval before adopting any poison pill; provided, however, that this policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill, if, under the circumstances, the Board, in its exercise of its fiduciary responsibilities, including the majority of the independent members of the Board, deems it to be in the best interest of Pfizer's stockholders to adopt

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[3] *TRW* involved a shareholder proposal submitted by a shareholder who in a conversation with TRW admitted that he was simply a nominal proponent for Mr. Chevedden. As a result of that conversation, the Staff allowed TRW to exclude the proposal.

a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

The Corporate Governance Committee will review this policy statement, including the proviso, on an annual basis and report to the Board any recommendations it may have concerning the policy.

The Board sought to adopt a policy that would be in accord with best corporate governance practices, consistent with its fiduciary duties under Delaware law. In this regard, circumstances could arise where the Board's ability to adopt a new poison pill without obtaining a shareholder vote would be crucial to the Board's ability to act in the best interests of Pfizer shareholders. Accordingly, the Board concluded that it should retain the discretion to act without shareholder approval to adopt a poison pill in such circumstances.

The Pfizer Policy substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2004 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997).

In explaining the meaning of "substantially implemented," the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[4] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983).

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[4] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed. By allowing its current Rights Agreement to expire and adopting the Policy, Pfizer has complied with this standard.

Delaware law requires that the Board retain the ability to exercise its fiduciary duties.

Delaware statutory and common law require that the Board retain the ability to take action when required to comply with its fiduciary duties. As a result, the Pfizer Policy implements the Proposal subject only to the ability of the Board to "act on its own to adopt a poison pill ... if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, deems it to be in the best interest of Pfizer and its shareholders."

Section 141 (a) of the DGCL provides that:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 *Del. C.* § 141(a).

In *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 953 (Del. 1985), the Delaware Supreme Court noted that a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." *Id.* at 954. The *Unocal* opinion goes on to state that the board's response to a threat to the corporation cannot be a passive one. Id. at 954, 955 n.10 ("It has been suggested that a board's response to a takeover threat should be a passive one. However, that clearly is not the law of Delaware...." (citation omitted)). *See also Ivanhoe Partners v. Newmont Mining Corp.*, 535 A.2d 1334, 1345 (Del. 1987) (a board of directors has "both the duty and responsibility to oppose threats" presented by takeover bids).

The Delaware courts have also consistently held that the board of director's duty to manage the affairs of the corporation under Section 141(a) of the DGCL cannot be delegated, including to shareholders, unless such delegation is done pursuant to the corporation's certificate of incorporation. *See, e.g., Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (directors may not delegate duties that "lay at the heart of the management of the corporation"); *Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 51 (Del. 1993) (contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, ... is invalid and unenforceable"); *Smith v. Van Gorkom*, 488 A.2d 858, 887-888 (Del. 1985) (under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger."); *Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966) (directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); *Adams v. Clearance Corp.*, 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise).

The Delaware Supreme Court recently reaffirmed its views with respect to a Board's duties and responsibilities. In a case decided this year, *Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del. 2003), the NCS board had entered into a lock-up agreement in connection with an acquisition. In holding that the NCS board of directors did not fulfill their fiduciary duties to accept a better offer, the Supreme Court noted the following about a board's fiduciary duties:

> The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop . . . . [T]he NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection *in futuro,* the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer.

Id. at 938 (citing *Malone v. Brincat*, 722 A.2d 5, 10 (Del. 1998) (directors' fiduciary duties do not operate intermittently)). Importantly, the Court also stated that "[t]he stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. *The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change.*" *Id.* (citations omitted and emphasis added). While *Omnicare* does not deal specifically with poison pills, the holding of the Supreme Court with respect to a board's fiduciary duties goes beyond the immediate context of the facts of *Omnicare*, and also applies with equal force to a board considering a poison pill as a potential response to an unfair hostile takeover attempt. Clearly, a board cannot contractually or otherwise disable its ability to exercise its fiduciary obligations.

Poison pills have been consistently recognized as a powerful and effective defense on the part of a board of directors to hostile tender offers. *See, e.g.*, *Malpiede v. Townson*, 780 A.2d 1075, 1089 (Del. 2001) (adopting a poison pill is a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction); *In re Gaylord Container Corp. Shareholders*

Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.").[5]

Consequently, since the Board cannot delegate its duties of managing the corporate enterprise, it must reserve the right to use all of the tools available to it to respond to hostile takeover attempts, including the ability to adopt a poison pill. Delaware law clearly indicates that a board of directors cannot abrogate its duties and delegate to stockholders its power to adopt a poison pill to defend against an unfair tender offer. If the Board were required to present a poison pill to stockholders in every instance without exception, the delay that would ensue from calling and holding a stockholder meeting would essentially remove the utility of a poison pill as a takeover defense, and constitute an impermissible delegation of the Board's duties. As a result, the provision in the Policy that allows the Board to exercise its fiduciary duties is required by Delaware law to allow the Board to exercise its fiduciary duties.

In light of the fact that the *proviso* in the Pfizer Policy adopted by the Board is required by Delaware law, Pfizer has implemented the Proposal to the maximum extent permitted by law, and, as a result, has "substantially implemented" the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, I believe that Pfizer may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

My conclusion that the Proposal may be excluded under Rule 14a-8(i)(10) is buttressed by the no-action letter the Staff issued last year to AutoNation, Inc. ("AutoNation") permitting the exclusion of a similar poison pill proposal from Mr. Chevedden on the grounds that it had been substantially implemented. *AutoNation, Inc.* (avail. Mar. 5, 2003). The policy adopted by AutoNation reads as follows: "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response to Mr.

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[5] I should note that a board's ability to adopt and maintain a poison pill is not without limits. *See, e.g., Moran v. Household Int'l, Inc.*, 500 A.2d 1346, 1354 (Del. 1985) (right to keep a poison pill in place is not absolute); *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1986) (the validity, in general, of the plan at issue was largely attributable to the fact that the board retained the ability to redeem the rights, which would afford the board the "flexibility to address any proposal deemed to be in the stockholders' best interests.").

Chevedden's argument that AutoNation's policy could be revoked at any time by AutoNation's board of directors, AutoNation responded as follows:

> The revocability of the Policy is consistent with other Company policies and the well-settled principal [sic] of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. Of course, the Board would only revoke or change the Policy if, in the future in the good faith exercise of its fiduciary duties, the Board determines that the revocation or change of the Policy is in the best interests of the Company and its shareholders. Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

The fiduciary duty exception in the Pfizer Policy is virtually identical to AutoNation's interpretation of its policy as containing an implicit fiduciary duty exception.

While we note that on two occasions the Staff did not permit the exclusion of poison pill proposals where the company argued that the proposal had been substantially implemented, see *Sabre Holdings Corporation* (avail. Mar. 20, 2003) and *3M Company* (avail. Jan. 28, 2003), in neither case did the company expressly rely upon an opinion of counsel with respect to Delaware law. As noted above, however, in my opinion a poison pill policy that does not reserve to the Board the ability to exercise its fiduciary duties is inconsistent with Delaware statutory and common law. Accordingly, Pfizer has come as close as it can under applicable law to adopting the Proposal.

In conclusion, based on the precedent of the *AutoNation* no-action letter and my opinion that the Policy's fiduciary exception is required by Delaware law, I believe that Pfizer may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

* * *

Based upon the foregoing analysis, I respectfully request that the Staff of the Securities and Exchange Commission take no action if Pfizer excludes the Proposal from the 2004 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 733-4802 if I can be of any further assistance in this matter.

Sincerely,

Margaret M. Foran By Beth Ising

Margaret M. Foran
Vice President, Corporate Governance
and Secretary

Attachments

cc: Kathleen M. Ulrich, Pfizer Inc.
Nick Rossi
John Chevedden

50184771_3.DOC

EXHIBIT A

Proponent's Revised and Original Shareholder Proposals

Nick Rossi,
P.O. Box 249
Boonville, CA 95415

NOV 11 2003

Mr. Henry McKinnell
Chairman
Pfizer Inc. (PFE)
235 East 42nd Street
New York, NY 10017
PH: 212-573-2323
FX: 212-573-7851

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi Oct 7-03

cc: Charles Hardwick
Corporate Affairs

The attached shareholder proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 7, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ignore our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Nick Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED
OCT 17 2003
DR. HENRY McKINNELL

Mr. Henry McKinnell
Chairman
Pfizer Inc. (PFE)
235 East 42nd Street
New York, NY 10017
PH: 212-573-2323
FX: 212-573-7851

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: Charles Hardwick
Corporate Affairs

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

Notice of Deficiencies and Delivery Confirmation

Legal Division
Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

K U.

Pfizer

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

October 29, 2003

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

This is to acknowledge receipt of your proposal to Pfizer Inc. relating to shareholder voting rights on a poison pill, which the Corporate Secretary received on October 23, 2003. We are sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals.

Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter, as well as the time frame for your response. Accordingly, we wish to advise you of the following:

- As required by SEC Rule 14a-8, please provide us with proof of your ownership of Pfizer common stock. including verification that, at the time you submitted your proposal, you continuously held for at least one year at least $2,000 in market value of Pfizer's common stock.

- As required by Rule 14a-8, we also wish to advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me at (212) 733-2076 or, in my absence, Margaret M. Foran at (212) 733-4802.

Very truly yours,

Kathy Ulrich

Kathleen M. Ulrich

cc: Margaret M. Foran

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 17, 2003

The proposal requests that the board seek shareholder approval for the adoption, maintenance, or extension of any current or future poison pill at the earliest subsequent shareholder election and further requests that once adopted, removal or dilution of the proposal be submitted consistently to a shareholder vote at the earliest subsequent shareholder election. The proposal clarifies that directors have discretion in responding to shareholder votes.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Pfizer's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Grace K. Lee
Special Counsel